UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               E*Trade Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    269246104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  269246104              13G                          Page 2 of 9 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,543,840
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,543,840

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,543,840

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      4.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 3 of 9 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners II, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,543,840
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,543,840

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,543,840

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      4.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 4 of 9 pages

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,543,840
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,543,840

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,543,840

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      4.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 5 of 9 pages

--------------------------------------------------------------------------------
1.       Name of Reporting Person             Richard Braddock
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     U.S.A.

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  230,980
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             230,980
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         230,980

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             IN

--------------------------------------------------------------------------------

                                                               Page 6 of 9 pages

                         AMENDMENT NO.3 TO SCHEDULE 13G


         This Amendment No. 3 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of February 14, 1997, as amended on July 14, 1997 and February 5, 1998, with respect to the shares of common stock, par value $.01 per share, of E*Trade Group, Inc.

Item 1.             (a)      Name of Issuer

                    E*Trade Group, Inc.

                    (b)      Address of Issuer's Principal Executive Offices

                    Four Embarcadero Place
                    2400 Geng Road
                    Palo Alto, CA 94303

Item 2.             (a)      Names of Persons Filing

                    General Atlantic Partners, LLC ("GAP")
                    General Atlantic Partners II, L.P. ("GAP II")
                    GAP Coinvestment Partners, L.P. ("GAPCO")
                    Richard Braddock ("Braddock" and, together with GAP, GAP II, and GAPCO, the "Reporting Persons")

                    (b)      Address of Principal Business Office

                    c/o General Atlantic Service Corporation
                    3 Pickwick Plaza
                    Greenwich, CT 06830

                    (c)      Citizenship

                    GAP - Delaware
                    GAP II -- Delaware
                    GAPCO -- New York
                    Braddock -- U.S.A.

                                                               Page 7 of 9 pages

Item 2              (d)      Title of Class of Securities
(Cont'd.)
                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP Number

                    269246104

Item 3.             This statement is not filed pursuant to either Rule
                    13d-1(b) or 13d- 2(b).

Item 4. As of February 28, 1999, GAP, GAP II, GAPCO and Braddock owned of record no Shares, 3,986,847 Shares, 556,993 Shares and 230,980 Shares, respectively, or 0%, 3.5%, 0.5% and 0.2%, respectively, of the issued and outstanding Shares. The general partner of GAP II is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, J. Michael Cline, William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). Each of Ford and Braddock is a director of E*Trade Group, Inc. In addition, Braddock was formerly a consultant to GAP. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, each of GAP, GAP II and GAPCO may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. GAP, GAP II and GAPCO do not possess any voting or dispositive power over the Shares Braddock owns of record. Braddock does not possess any voting or dispositive power over the Shares that the other Reporting Persons own of record. However, there is an oral agreement between Braddock and the other Reporting Persons that Braddock will dispose of his Shares proportionately with the other Reporting Persons. As of February 28, 1999, each of GAP, GAP II and GAPCO may be deemed to own beneficially an aggregate of 4,543,840 Shares or 4.0% of the issued and outstanding Shares, and Braddock may be deemed to own beneficially an aggregate of 230,980 Shares or 0.2% of the issued and outstanding Shares. Each of GAP, GAP II and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 4,543,840 Shares that may be deemed to be owned beneficially by each of them, and Braddock has the sole power to direct the vote and the sole power to direct the disposition of the 230,980 Shares that are owned beneficially by him.

                                                               Page 8 of 9 pages

Item 5.             Ownership of Five Percent or Less of a Class

                    The Reporting Persons have ceased to own beneficially more than 5% of the Shares.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    See Item 4.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group

                    See Item 4.

Item 9.             Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification

                    Not applicable.


Exhibit 1: Incorporate by reference the power of attorney for GAP filed as Exhibit 5 to the Schedule 13D, dated March 4, 1999, filed in connection with certain transactions relating to the common stock, par value $.01 per share, of GT Interactive Software Corp., a Delaware corporation. Such power of attorney provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No.3 to Schedule 13G on behalf of GAP.

Exhibit 2: Incorporate by reference the power of attorney for GAPCO filed as Exhibit 5 to the Schedule 13D, dated March 4, 1999, filed in connection with certain transactions relating to the common stock, par value $.01 per share, of GT Interactive Software Corp., a Delaware corporation. Such power of attorney provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No.3 to
                    Schedule 13G on behalf of GAPCO.

                                                               Page 9 of 9 pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of April 6, 1999

                                 GENERAL ATLANTIC PARTNERS, LLC

                                 By: /s/ Thomas J. Murphy
                                     --------------------
                                     Name: Thomas J, Murphy
                                     Title: Attorney-in-fact


                                 GENERAL ATLANTIC PARTNERS II, L.P.

                                 By: GENERAL ATLANTIC PARTNERS, LLC
                                     its General Partner

                                     By: /s/ Thomas J. Murphy
                                         --------------------
                                         Name: Thomas J, Murphy
                                         Title: Attorney-in-fact


                                 GAP COINVESTMENT PARTNERS, L.P.

                                 By: /s/ Thomas J. Murphy
                                     --------------------
                                     Name: Thomas J, Murphy
                                     Title: Attorney-in-fact

                                     /s/ Richard Braddock
                                     --------------------
                                     Richard Braddock